Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES THE DATE OF THE GENERAL SHAREHOLDERS´ MEETING

Medellin, Colombia, January 28, 2019

The Board of Directors of Bancolombia S.A (“Bancolombia”) decided today to call the holders of common shares to the General Shareholders´ Meeting, to be held on Friday, March 22, 2019 at 10:00 a.m. at the Intercontinental Hotel located at Calle 16 N° 28 – 51 Km 5 Via Las Palmas, Medellin, Colombia, Publication of the notice with the proposed agenda for the meeting is forthcoming.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel.: (571) 4885934	Tel.: (574) 4041837